SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 23, 2004

                                    ________


                             STMicroelectronics N.V.
                              (Name of Registrant)

                         39, Chemin du Champ-des-Filles
                    1228 Plan-les-Ouates, Geneva, Switzerland

                    (Address of Principal Executive Offices)
                                    ________


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F _
                                       -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                       Yes    No X
                                          ---    -

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---     -

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

                         Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 21, 2004, announcing 2004 first quarter revenues and earnings.

                               [GRAPHIC OMITTED]

                                                             PR N(degree) C1449H

           STMicroelectronics Reports 2004 First Quarter Revenues and
                                    Earnings

     o    First quarter net revenues were $2.03 billion

     o    Gross margin was 35.4%

     o Strong sequential growth in revenues and gross margin expected for 2004 second quarter

Geneva, April 21, 2004 - STMicroelectronics (NYSE: STM) reported financial results for the first quarter ended March 27, 2004.



First Quarter 2004 Financial Results
------------------------------------

Net revenues for the first quarter were $2,029 million, 25.4% above the $1,618 million of last year's first quarter, and down 4.0% sequentially from the $2,113 million reported in the prior quarter. Revenues from differentiated products were $1,371 million or 67.6% of net revenues for the 2004 first quarter.

Gross profit was $718 million, 26.9% above last year's first quarter gross profit of $566 million, and a 5.5% sequential decrease from the prior quarter's $760 million. Gross margin was 35.4%, compared to 35.0% reported for last year's first quarter, and the 36.0% of the prior quarter.

Pasquale Pistorio, President and Chief Executive Officer commented, "For the first time, ST's first quarter revenues exceeded the $2 billion mark. As anticipated, overall market demand partially offset the seasonality that generally affects our first quarter revenue performance, although we did experience some shipment delays at the end of the period. Gross margin, however, was somewhat higher than our initial expectations, benefiting from a more stable pricing environment for certain product families and manufacturing efficiencies."

In the 2004 first quarter, research and development expenses were $363 million, 28.3% above the $283 million reported in the comparable year-ago period, and 2.5% above the $354 million expended in the prior quarter. R&D costs represented 17.9% of net revenues in the 2004 first quarter compared to 17.5% of net revenues in the year ago quarter, and 16.8% of net revenues in the prior quarter.

Selling, general and administrative expenses were $230 million for the 2004 first quarter, 32.2% above the $174 million incurred in the comparable year-ago period, and 0.9% above the prior quarter's $228 million. As a percentage of net revenues SG&A expenses increased to 11.3%, from 10.8% in last year's first quarter and 10.8% in the prior quarter.

For ST, the average sequential increase in the value of the Euro versus the U.S. dollar in the 2004 first quarter was approximately 7%. This particularly affected ST's reported R&D and SG&A costs, which are primarily Euro-denominated.

Mr. Pistorio noted, "R&D spending increased in both absolute dollars and as a percentage of revenues in the first quarter, reflecting an acceleration of our investments in new product development, which is likely to continue for the next several quarters. The more modest increase in SG&A expenses is primarily related to new marketing programs that we established in 2003, and that have been successful in building our sales volume with a broader group of key customers."

Operating income was $80 million in the 2004 first quarter, including $33 million of impairment, restructuring charges and other related closure costs, compared to $124 million reported in the prior year's first quarter. Operating income in the 2003 fourth quarter was $153 million, which included $12 million in impairment, restructuring charges and other related closure costs.

In March 2004, the Company received a new tax ruling in one of its jurisdictions, which will affect future periods. The related change in deferred tax liability was recognized in the 2004 first quarter and resulted in a one time tax benefit of $13 million.

Net income equaled $77 million in the 2004 first quarter, compared to $79 million in last year's first quarter and $144 million in the 2003 fourth quarter. Earnings per diluted share were $0.08 for the 2004 first quarter, including charges, compared to $0.09 in the 2003 first quarter, which included a one-time pre-tax charge of $8 million related to Bond repurchases. Earnings per diluted share were $0.16 in the 2003 fourth quarter, including charges.

Summarizing, Mr. Pistorio said, "ST's year-over-year quarter revenue performance benefited from strong gains in all key product families and applications. On a sequential basis, modest revenue increases were posted by Micro and Memories and Discretes; Automotive was up about 10%; other applications showing sequential growth included: Wireline, Printers, Imaging and Industrial. Flash memory product sales were $277 million, flat with fourth quarter 2003 levels, and up 83% from las t year's first quarter."

"Profitability for the period, however, was constrained by lower gross margin, the reduced value of the U.S. dollar and higher R&D and SG&A expenditures," Mr Pistorio said.

"Additionally," he noted, "first quarter earnings were penalized by impairment, restructuring charges and related closure costs of $33 million relating to our previously announced 6-inch restructuring plan."



Balance Sheet Highlights at March 27, 2004
------------------------------------------

At March 27, 2004, ST had cash, cash equivalents, and marketable securities of $3.13 billion. Total debt was $3.0 billion, of which $2.92 billion was long-term; shareholders' equity was $8.04 billion. Net cash from operating activities in the first quarter was $552 million. Capital expenditures were $321 million in the 2004 first quarter, compared to $256 million in the 2003 first quarter. Net operating cash flow (* ) was $215 million in the 2004 first quarter.



Additional First Quarter 2004 Financial and Operating Data
----------------------------------------------------------

The following tables and commentary provide a breakdown of revenues and operating income by product group and segment revenues by product category, targeted market, and geographical region.



First Quarter 2004 Net Revenues and Operating Income by Product Group:

      Group                      Revenue            % of Net          Operating Income
                               (Mi11ion US$)        Revenue               Q1 2004
                                                                        (Million US$)
    ------------------------------------------------------------------------------------
      Telecommunications,
      Peripherals and               $840              41.4%                  $114
      Automotive (TPA)
    ------------------------------------------------------------------------------------
      Discrete and
      Standard ICs (DSG)             356              17.5%                   51
    ------------------------------------------------------------------------------------
      Memory Products
      (MPG)                          452              22.3%                    5
    ------------------------------------------------------------------------------------
      Consumer and
      Microcontroller                364              18.0%                   18
      (CMG)
    ------------------------------------------------------------------------------------
      Other(1)(2)                     17               0.8%                  (108)
    ------------------------------------------------------------------------------------
      TOTAL                        $2,029              100%                   $80
    ------------------------------------------------------------------------------------


(1) Net revenues of "Other" include revenues from sales of Subsystems and other revenues.
(2) Operating income of "Other" includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.
___________________________
(* ) Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities ($1,367 million) excluding payments for purchases of and proceeds from the sale of marketable securities ($1,030 million)

All key product groups reported solid year-over-year revenue growth. MPG led with a 72.3% increase; DSG was up 30.8%; CMG increased 29% and TPA was up 7%.
On a sequential basis, DSG was the only group to show improvement, with revenues up 1.6%. TPA and CMG declined 6.8% and 6.0%, respectively; while MPG was down 1.3%. Despite reduced revenues, all major products groups posted operating profits for the period.


Q1 2004 Revenue Breakdown by Product Category

        --------------------------- --------------------------- ----------------------------
                                             Revenue                 % of Net Revenue
                                          (Million US$)
        --------------------------- --------------------------- ----------------------------
        Differentiated Products              $ 1,371                        67.6%
        --------------------------- --------------------------- ----------------------------
        Standard & Commodities                    97                         4.8%
        --------------------------- --------------------------- ----------------------------
        Micro & Memories                         289                        14.2%
        --------------------------- --------------------------- ----------------------------
        Discretes                                272                        13.4%
        --------------------------- --------------------------- ----------------------------

Three out of four product categories reported double-digit, year-over-year revenue growth. Micro & Memories was up 44.9%; Discretes increased 36.9%; and Differentiated Products rose 21.1%. Standard & Commodities was up 9.9%. Sequential growth of 2.3% and 1.3% was achieved by Discretes and Micro & Memories, respectively. Differentiated Products and Standard & Commodities declined 6.3% and 1.0%, respectively, on a sequential basis.


Q1 2004 Revenue Breakdown by Market Segment

The following table estimates, within a variance of 5% - 10% in the absolute dollar amount, the relative weighting of each of the Company's target market segments in the first quarter of 2004.

                         -------------------------------------------
                                                  % of Net Revenue
                         -------------------------------------------
                           Automotive                    14%
                         -------------------------------------------
                           Consumer                      20%
                         -------------------------------------------
                           Computer                      17%
                         -------------------------------------------
                           Telecom                       33%
                         -------------------------------------------
                           Industrial & Other            16%
                         -------------------------------------------


Significant double-digit, year-over-year growth of between 20% and 30% was achieved by all market segments, with the exception of Computer which was up about 10%. On a sequential basis, Automotive showed solid growth and Industrial was up slightly.

     Q1 2004 Geographic Revenue Breakdown

      By Customers' Region of Origin                                By Location of Order Shipment
---------------------------------------------------- --------------------------------------------------------
                        Revenue         % of Net                                Revenue          % of Net
                                         Revenue                                                 Revenue
                     (Million US$)                                           (Million US$)
---------------------------------------------------- --------------------------------------------------------
Europe                   $925             45.6%      Europe                      $555             27.3%
---------------------------------------------------- --------------------------------------------------------
North America             593             29.2%      North America                302             14.9%
---------------------------------------------------- --------------------------------------------------------
Asia/Pac                  320             15.8%      Asia/Pac                     854             42.1%
---------------------------------------------------- --------------------------------------------------------
Japan                     120             5.9%       Japan                        87               4.3%
---------------------------------------------------- --------------------------------------------------------
Emerging Markets          71              3.5%       Emerging Markets             231             11.4%
---------------------------------------------------- --------------------------------------------------------




Outlook
-------

Looking ahead, Mr. Pistorio commented, "We expect to report strong sequential growth in revenues and gross margin in the 2004 second quarter. Based upon backlog data and order flow, we anticipate that second quarter revenues will increase from 6% to 12% on a sequential basis, which translates into year-over-year growth of between 26% and 33%. The market segments driving this growth should include Automotive, Consumer, and Industrial. Also, Flash memory product sales are expected to post a solid sequential increase."

"Importantly," Mr. Pistorio noted, "second quarter gross margin is expected to be approximately 37%, benefiting from higher revenue levels, manufacturing efficiencies, and an improved pricing environment."

Mr. Pistorio added, "All indications are that order rates for ST products will continue strong throughout 2004. In response to current industry dynamics, and reflecting our longer term view of ST's market positioning, we have decided to increase 2004 capital expenditures to approximately $2.2 billion, from the $1.6 billion that we initially budgeted. Approximately two-thirds of this amount will be allocated to leading-edge technologies and R&D programs."

Concluding, Mr. Pistorio noted "We expect 2004 to be a year of progressive growth in revenues and profitability for ST, and we believe that the prospects for 2005 are solid. Therefore, we are allocating our resources in order to maximize our competitive position while making investments in technology, product development, and customer service and support to ensure ST's continued leadership in our targeted market segments."



Corporate Developments
----------------------

On March 15, 2004, the Supervisory Board announced that it had approved Pasquale Pistorio's recommendation for his succession and will propose that Mr. Carlo Bozotti be appointed as Sole Member of the Management Board and President and Chief Executive Officer of STMicroelectronics, subject to approval by the Company's shareholders at the 2005 Annual General Meeting. As part of the succession plan, the Supervisory Board also announced that it will endorse the appointment of Mr. Alain Dutheil as Chief Operating Officer.

STMicroelectronics will hold its Annual General Meeting on April 23, 2004. The main resolutions to be voted upon include: a 50% increase in the cash dividend to $0.12 per share, the appointments of Mr. Gerald Arbola and Mr. Didier Lombard as Supervisory Board Members, and the reduction of the quorum for the General Meeting of Shareholders required to adopt valid resolutions from one-third to 15% of the Company's issued share capital, and corresponding amendments to the Company's Articles of Association.



Products, Technology and Design Wins
------------------------------------

     o A joint ST/Nokia RF Design Center, located in San Diego, California, became fully operational.

     o ST supplied Wireless-LAN 802.11g baseband (Phaser) samples to a leading cellular phone manufacturer. Production of these chips is expected to start in 2005.

     o ST's GSM/GPRS chipset, protocol stack, and integrated application environment has been selected by a leading ODM/EMS company in the cellular terminals market. The chipset is supported by a wealth of tools for the various steps of development, debugging, and production tuning. The first application will be a `clamshell' and camera phone with the intention to supply several handset OEM companies. Also in this market, ST gained a number of ASIC design wins with a leading terminal manufacturer. In addition, ST gained a design-win from a top-tier manufacturer for a CDMA chipset. Production is expected to start in 2005.

     o ST's Nomadik multimedia application processor chip won the prestigious Microprocessor Report Analysts' Choice Award as the Best Application Processor. The analysts cited Nomadik's "system-like configuration, separating on-chip functions and memory support for best performance; its use of well-established VLIW DSP engines with plenty of software to support them; and its ability to turn off all resources belonging to a function not needed by the system or by the user" as key differentiators.

     o At the 3GSM World Congress in Cannes, France, ST announced the world's smallest triple-band GSM/GPRS transceiver modules for mobile phones. These modules apply silicon-germanium radio-frequency BiCMOS and Integrated Passive and Active Device (IPAD) technologies to simplify terminal design.

     o ST gained a Bluetooth design win for a cellphone application. Production will start in the second half of 2004. Additionally, ST started sampling its single-chip Bluetooth solution, which is compliant with Bluetooth Rev 1.2.

     o A design-win was achieved at Remotek for ST's Bluetooth chipset using Human Interface Device (HID) solution for use in PC keyboard/mouse applications.

     o ST confirmed its leadership in the DSL (Digital Subscriber Line) chipset market with a total of 76 million DSL ports shipped worldwide since 1998, a 35 percent share of the total xDSL market. The company shipped 25.1 million ports in 2003 alone. In addition to upgraded orders from a number of ADSL modem suppliers worldwide, ST also received a major order for an ADSL Router chipset from T&W, a major Chinese ADSL modem supplier.

     o ST brought to market two new chip families for the emerging integrated digital-TV market: a new family of multi-standard TV sound demodulation and audio processing devices; and an LCD-TV processor that offers all the digital functions needed to implement matrix-display TV sets in a single chip.

     o ST further expanded its industry-leading OMEGA family of STB decoders with a new chipset supporting full dual TV and dual PVR (Personal Video Recorder) functionality.

     o ST began sampling its single-chip, audio-video, full-duplex codec for the DVD and HDD (hard disk drive) recorder market. With its open and flexible architecture, the device brings audio/video encoding to DVD or HDD recording products and includes state-of-the-art DVD-player features.

     o ST announced its first single-chip solutions for both digital terrestrial-TV (DTT) and digital cable-TV set-top boxes (STBs), offering simplified design and lower costs for digital STB manufacturers. Depending on the type of broadcast signal received by the viewer, the new chips allow the viewing of digital terrestrial or digital cable TV channels on analog TVs.

     o ST announced the joint development with NDS of a Secure Video Processor (SVP)-compliant content-protection solution. SVP security ensures that digital content, such as audio and video, transferred outside of the SVP device itself, is always in an encrypted form for devices such as digital TVs, set-top boxes, DVRs, mobile phones, and other portable players.

     o The first devices in ST's new portfolio of NAND Flash memories entered volume production. The new 1-Gbit and 512-Mbit products provide effective data-storage solutions for high-volume applications such as USB Flash drives, digital consumer products, cameras and third-generation cell phones.

     o ST's three-axis accelerometer, which uses Micro-Electro-Mechanical System (MEMS) technology, won EDN magazine's Innovation of Year Award for 2003 in the Components category. Further to this, ST also sampled a new version of this award-winning device providing, for the first time, both three-axis sensing and a digital output in a single package. Also in the EDN Awards, a low -dropout Rad-Hard regulator from ST was one of three finalists in the Power IC category.

     o ST demonstrated full interoperability of its Serial ATA Physical Layer Interface intellectual property (IP), which was combined with a device controller from Palmchip and configured to simulate a typical disk drive.

     o ST delivered full working samples of a radio-frequency front-end IC for the XM Radio system. The new IC was supplied as part of a kit with the already existing single-chip baseband decoder. The kit provides a full solution for the XM Radio system, from the 2.4GHz S-Band to the I2S interface. Production is expected to start in the third quarter of 2004.

     o ST shipped a new, single-chip audio power amplifier that delivers 200W, the highest power available from a commercial integrated device. The new amplifier combines the patented BASH high-efficiency technology, licensed from Indigo Manufacturing, with ST's proprietary Bipolar-CMOS-DMOS (BCD) process technology.

     o At Embedded World 2004, ST announced an extension to its ST7 family of 8-bit microcontrollers with the launch of a new family specifically optimized for the control of three-phase induction and permanent magnet brushless motors.



All statements included in this release and in the related conference call, other than statements which constitute historical facts are forward looking statements which are based on Management's current expectations, views, beliefs and assumptions as of the date of this release.

Such statements, which inter alia describe the Company's business strategy, relationships, outlook, plans, intentions or goals, are subject to various risks and uncertainties, which may cause actual results and performance of the Company's business to differ materially and adversely from the forward-looking statements.

Factors which may cause actual results or performance to differ materially from the expectations of the Company or its Management include:

     o The demand for semiconductor products in the key application markets and from key customers served by the Company's products;

     o Further strong decline in the exchange rates between the US Dollar and the Euro, and the US Dollar and the currencies of the other major countries in which the Company currently has its operating infrastructure;

     o The development and volume production of new manufacturing technologies in leading edge fabs and at our outside suppliers in time to meet the demand of company's customers;

     o The intensively competitive and cyclical nature of the semiconductor industry, and the ability of the Company to compete in products and prices in such an environment;

     o The ability of the Company to develop, manufacture and market innovative products in a rapidly changing technological environment;

     o Changes in the economic, social, political and health conditions in the countries in which the Company and its key customers operate;

     o The anticipated benefits of Research & Development alliances and cooperative activities;

A more detailed discussion of these factors and the other "Risk Factors", which may from time to time materially and adversely affect the Company, is contained in our Annual Report or Form 20-F of the year ended December 31, 2002, which was filed with the SEC on March 14, 2003.



Conference Call Information
---------------------------

The management of STMicroelectronics will conduct a conference call on April 22, 2004 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the first quarter of 2004.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the calls, in order to register, download and install any necessary audio software. The webcast will be available until April 30, 2004.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling toda y's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company's net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.


                               (tables attached)





For further information, please contact:
----------------------------------------



Media Relations                          Investor Relations

Maria Grazia Prestini                    Benoit de Leusse                       Fabrizio Rossini
Director, Corporate Media Relations      Director, Investor Relations           Senior Manager, Investor Relations
STMicroelectronics                       STMicroelectronics                     STMicroelectronics
Tel: +41.22.929.69.45                    Tel: +41.22.929.58.12                  Tel: +41.22.929.69.73
Fax: +41.22.929.69.50                    Fax: +41.22.929.69.61                  Fax: +41.22.929.69.61
Email: mariagrazia.prestini@st.com       Email: benoit.de-leusse@st.com         Email: fabrizio.rossini@st.com

Lorie Lichtlen / Nelly Dimey             Nancy Levain / Sandrine Richard
Financial Dynamics                       LT Value
Paris Tel: +33.1.47.03.68.10             Tel: +33.01.55.27.15.88 - +33.1.55.27.15.74
Email: lorie.lichtlen@fd.com             Email: nancy.levain@ltvalue.com
Email: nelly.dimey@fd.com                Email: sandrine.richard@ltvalue.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

                                                                        ---------------------------------


                                                                               Three Months Ended
                                                                        ---------------------------------

                                                                          (Unaudited)     (Unaudited)
                                                                        ---------------------------------

                                                                              March 27,        March 29,

                                                                                   2004             2003
                                                                                   ----             ----

Net sales                                                                         2,028            1,617

Other revenues                                                                        1                1
                                                                        ---------------------------------

   NET REVENUES                                                                   2,029            1,618

Cost of sales                                                                    -1,311           -1,052
                                                                        ---------------------------------

   GROSS PROFIT                                                                     718              566

Selling, general and administrative                                                -230             -174

Research and development                                                           -363             -283

Other income and expenses, net                                                      -12               15

Impairment, restructuring charges and other related closure costs                   -33                0
                                                                        ---------------------------------

  Total Operating Expenses                                                         -638             -442
                                                                        ---------------------------------

   OPERATING INCOME                                                                  80              124

Interest expense, net                                                                -4              -18

Loss on extinguishment of convertible debt                                            0               -8
                                                                        ---------------------------------
   INCOME BEFORE INCOME TAXES

   AND MINORITY INTERESTS                                                            76               98

Income tax benefit (expense)                                                          1              -18
                                                                        ---------------------------------
   INCOME BEFORE MINORITY INTERESTS                                                  77               80

Minority interests                                                                    0               -1
                                                                        ---------------------------------
   NET INCOME                                                                        77               79
                                                                        =================================


   EARNINGS PER SHARE (BASIC)                                                      0.09             0.09

   EARNINGS PER SHARE (DILUTED)                                                    0.08             0.09

   NUMBER OF WEIGHTED AVERAGE

   SHARES USED IN CALCULATING

   DILUTED EARNINGS PER SHARE                                                     938.7            891.1

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS


As at                                                                     March 27,     December 31,        March 29,
In million of U.S. dollars                                                     2004             2003             2003
                                                                    --------------------------------------------------
                                                                         (Unaudited)        (Audited)      (Unaudited)
----------------------------------------------------------------------------------------------------------------------

ASSETS
======
Current assets:
Cash and cash equivalents                                                     2,103            2,998            1,259
Marketable securities                                                         1,030                0            1,102
Trade accounts receivable                                                     1,398            1,272            1,041
Inventories                                                                   1,071            1,129              977
Deferred tax assets                                                             104              106               44
Other receivables and assets                                                    605              616              623
                                                                    --------------------------------------------------
Total current assets                                                          6,311            6,121            5,046

Goodwill                                                                        260              267              159
Other intangible assets, net                                                    312              325              304
Property, plant and equipment, net                                            6,447            6,620            6,178
Long-term deferred tax assets                                                    43               45               30
Investments and other non-current assets                                        104               99               88
                                                                    --------------------------------------------------
                                                                              7,166            7,356            6,759
Total assets                                                                 13,477           13,477           11,805
                                                                    ---------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
====================================
Current liabilities:
Bank overdrafts                                                                   4               45               26
Current portion of long-term debt                                                73              106              177
Trade accounts payable                                                        1,230            1,044              862
Other payables and accrued liabilities                                          686              693              580
Deferred tax liabilities                                                          8               10                6
Accrued income tax                                                              160              179              193
                                                                    --------------------------------------------------
Total current liabilities                                                     2,161            2,077            1,844

Long-term debt                                                                2,925            2,944            2,432
Reserves for pension and termination indemnities                                236              236              187
Long-term deferred tax liabilities                                               35               37               87
Other non-current liabilities                                                    38               38               36
                                                                    --------------------------------------------------
                                                                              3,234            3,255            2,742
Total liabilities                                                             5,395            5,332            4,586
Commitment and contingencies
Minority interests                                                               45               45               43
Common Stock (preferred stock: 540,000,000 shares authorized, not             1,150            1,146            1,144
issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 904,734,285 shares issued, 891,334,285 shares outstanding)
Capital surplus                                                               1,915            1,905            1,864
Accumulated result                                                            4,851            4,774            4,671
Accumulated other comprehensive income (loss)                                   469              623             -155
Treasury stock                                                                 -348             -348             -348
                                                                    --------------------------------------------------
Shareholders' equity                                                          8,037            8,100            7,176
                                                                    ---------------------------------
Total liabilities and shareholders' equity                                   13,477           13,477           11,805
                                                                    ---------------------------------


STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         Three Months Ended
                                                                                   -------------------------------
                                                                                        March 27,       March 29,
In million of U.S. dollars                                                                   2004            2003
                                                                                      (Unaudited)     (Unaudited)
------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net income                                                                                  77              79
   Items to reconcile net income and cash from operating activities
     Depreciation and amortization                                                            421             370
     Amortization of discount on convertible debt                                              11              22
     Loss on extinguishment of convertible debt                                                 0               8
     Other non-cash items                                                                      -3              -4
     Minority interest in net income of subsidiaries                                            0               1
     Deferred income tax                                                                       -3              -9
     Impairment, restructuring charges and other related closure costs, net of                 23               0
     cash payments
   Changes in assets and liabilities:
     Trade receivables                                                                       -125              50
     Inventories                                                                               44             -35
     Trade payables                                                                           169              -9
     Other assets and liabilities, net                                                        -62             -50
                                                                                   -------------------------------
Net cash from operating activities                                                            552             423

Cash flows from investing activities:
   Payment for purchases of tangible assets                                                  -321            -256
   Payment for purchase of marketable securities                                           -1,030          -1,100
   Investment in intangible and financial assets                                              -13             -13
   Payment for acquisitions, net of cash received                                              -3               0
                                                                                   -------------------------------
Net cash used in investing activities                                                      -1,367          -1,369

Cash flows from financing activities:
   Repayment of long-term debt                                                                -50            -364
   Increase (decrease) in short-term facilities                                               -41               7
   Capital increase                                                                            14               0
   Other financing activities                                                                   0              -1
                                                                                   -------------------------------
Net cash from (used in) financing activities                                                  -77            -358
   Effect of changes in exchange rates                                                         -3               1
                                                                                   -------------------------------
Net cash decrease                                                                            -895          -1,303
                                                                                   -------------------------------

Cash and cash equivalents at beginning of the period                                        2,998           2,562
Cash and cash equivalents at end of the period                                              2,103           1,259

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              STMicroelectronics N.V.


Date:  April 23, 2004                 By: /s/ PASQUALE PISTORIO
                                         ------------------------------

                                               Name:    Pasquale Pistorio
                                               Title:   President and Chief
                                                        Executive Officer

Enclosure: A press release dated April 21, 2004, announcing 2004 first quarter revenues and earnings.